August 15, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2014 (tagged incorrectly) and August 4, 2014
Additional Soliciting Materials on Schedule 14A
Filed August 4, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated August 11, 2014, with respect to certain statements contained in the Preliminary Proxy Statement filed by Darden on July 31, 2014

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
August 14, 2014

(which was tagged incorrectly) and August 4, 2014 (the “Proxy Statement”), as well as statements contained in the Soliciting Materials filed by Darden with the SEC on August 4, 2014.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Soliciting Materials filed August 4, 2014

1.
We remind you that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Throughout the press release you characterize as facts, numerous statements that should either be removed or re-characterized as opinions. We note that there does not appear to be a factual basis for the assertions, which implicitly are assessing and comparing the tangible results derived from the sale to the intangible, unknown results of alternative transactions, which the Board chose not to pursue. In future filings, including the proxy statement, please avoid presenting the following non-exclusive list of statements as facts:

•	the sale process “…enabled Darden to maximize value…, ”;
•	“[t]he Red Lobster sale better positions Darden for sustained growth, value creation and consistent return of cash…”;
•	“…halting a…Red Lobster sale …would have negative consequences for the value received and for the value of Darden…”; and,
•	“…tax-free and other tax-efficient alternatives…were not viable, value creating options…”

Response:  The Company acknowledges the Staff’s comment and will so undertake to provide additional clarity as to which statements are beliefs and/or opinions in future filings.

2.
Please see our comment above. If it is the opinion of the board that the Red Lobster sale has enabled Darden to maximize value and minimize risk, please identify the statement and/or similar statements as an opinion. Please provide context and support for the statement by acknowledging the company’s basis for the assertion, such as referencing or providing the supporting documentation set forth in materials you have included in presentations.

Response: The Company acknowledges the Staff’s comment.  As the Staff notes, the Company’s press release referred to above was issued simultaneously with an investor presentation which provided the additional in-depth supporting documentation and analysis underlying the Company’s beliefs and opinions concerning the Red Lobster transaction.  In future filings, we will undertake to reference such materials to provide further context and support as appropriate.

Preliminary Proxy Statement

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
August 14, 2014

3.	Please include information as of the most reasonable practicable date and fill in all blanks. In this regard, please revise to eliminate shareholder proposals that have been withdrawn.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

4.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:  The Staff’s comment is noted, and the Company hereby confirms its understanding of same.

5.
Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response:  The Staff’s comment is noted.  We respectfully inform the Staff that the Company does not intend to solicit proxies via internet chat rooms.

6.
Please update this section and include a brief discussion of the Board decision to maintain the size of the board at 12 directors and specifically reference whether the decision was related to the Starboard solicitation.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

7.
Reference is made to the letter to the Company dated August 4, 2014 from Barington Companies Equities Partners, L.P., withdrawing its proposal. The letter references the timing of the decision by the Board to change the policy and allow for the separation of the roles of Chairman and CEO. Please provide context to your disclosure in this section by specifying the date that the policy was changed and disclose the date the Board allegedly revised its stance as outlined in the letter from Barington.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

8.
Please supplement your disclosure to further clarify that although there are 12 available seats, shareholders who vote using the company’s card will only be able to exercise their vote for 9 of 12 possible seats (i.e., clarify that they will not be able to cast a vote with respect to the 3 open seats).

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
August 14, 2014

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

9.
Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you clarify each individual’s business experience for the past five years and disclose the dates of experience by month and year. We note for example, ambiguities or gaps in the information provided for Mr. Lewis.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

*           *           *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1366.

                                                                 Very truly yours,

                Sabastian V. Niles

Enclosures

cc:           Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz

4